AllianceBernstein Equity Income Fund, Inc.
811-07916

77.D0  Policies with Respect to Security Investment


The following investment policies were modified or eliminated during the reporting period:
(i) eliminated the Rule 35d-1 policy to invest at least 80% of its net assets in the securities of companies in the utilities industry and to adopt a Rule 35d-1 policy to invest at least 80% of its net assets in equity securities, consistent with the change in its name to AllianceBernstein Equity Income Fund, Inc.;
(ii) eliminated the policy to invest in securities of utility companies, including companies in the electric, gas, and water utility industries;
(iii) eliminated the policy to invest up to 20% of its net assets in equity and fixed-income securities of domestic and non U.S. corporate and governmental issuers other than utility companies; and
(iv) modified the policy that the Fund invests primarily in income-producing equity securities. The Fund invests at least 65% of its total assets in income-producing securities, but there is otherwise no limit on the allocation of the Funds investments between equity securities and fixed-income securities to the Fund invests primarily in income-producing securities, targeting an investment in such securities of at least 65% of its total assets.



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